Exhibit 99.1

NetEase, Inc.

NetEase Building, No. 599 Wangshang Road

Binjiang District, Hangzhou, 310052

People’s Republic of China

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 25, 2020

Important Notice Regarding the Availability of Proxy Materials for the 2020 Annual
General Meeting of Shareholders to be Held on September 25, 2020

This Notice is to inform you that the 2020 Annual General Meeting of Shareholders of NetEase, Inc. (the “Company” or “we”) is being held on September 25, 2020 and the proxy materials for such meeting are available on the internet. Follow the instructions below to view the proxy materials and vote or, in the case of holders of American depositary shares (“ADSs”), submit your voting instructions to The Bank of New York Mellon, as depositary. The items to be voted on and location of the 2020 Annual General Meeting of Shareholders are also set out below.

This communication presents only an overview of the more complete proxy materials that are available to you on the internet. We encourage you to access and review all of the important information contained in the proxy materials before voting or, in the case of holders of ADSs, submitting your voting instructions to The Bank of New York Mellon, as depositary.

The proxy statement is available on our website (http://ir.netease.com), the website of the U.S. Securities and Exchange Commission (www.sec.gov) and the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk). Our 2019 annual report on Form 20-F is available on our website (http://ir.netease.com) and the website of the U.S. Securities and Exchange Commission (www.sec.gov).

NOTICE IS HEREBY GIVEN that the NetEase, Inc. 2020 Annual General Meeting of Shareholders (the “2020 Annual General Meeting of Shareholders”) will be held on September 25, 2020 at 10:00 a.m., Beijing time, at our offices located at No. 399 Wangshang Road, Binjiang District, Hangzhou, Zhejiang Province, People’s Republic of China 310052, for the following purposes:

1.              To re-elect seven directors to serve for the ensuing year until the next annual general meeting of shareholders and until their successors are elected and duly qualified, or until such directors’ earlier death, bankruptcy, insanity, resignation or removal.

2.              To ratify the appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as auditors of NetEase, Inc. for the fiscal year ending December 31, 2020 for U.S. financial reporting and Hong Kong financial reporting purposes, respectively.

3.              To transact such other business as may properly come before the 2020 Annual General Meeting of Shareholders or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement. The Company will also lay its audited consolidated financial statements as of and for the year ended December 31, 2019 before shareholders at the 2020 Annual General Meeting of Shareholders.

Holders of Ordinary Shares Entitled to Vote; the Ordinary Shares Record Date

Holders of record of our ordinary shares as of the close of business, Hong Kong time, on August 26, 2020 (the “Ordinary Share Record Date”) are entitled to vote and attend the 2020 Annual General Meeting of Shareholders and any adjournment or postponement thereof.

Holders of record of ordinary shares registered on our branch register of members in Hong Kong (the “Hong Kong register”) may either (1) attend the 2020 Annual General Meeting of Shareholders in person to vote or (2) return a properly dated and executed proxy card by mail or by hand to Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, which should be received by no later than 10:00 a.m., Hong Kong time, on September 23, 2020.

Holders of record of ordinary shares registered on our principal register of members in the Cayman Islands (the “Cayman register”) may either (1) attend the 2020 Annual General Meeting of Shareholders in person to vote or (2) return a properly dated and executed proxy card by e-mail to ir@service.netease.com, by no later than 10:00 a.m., Hong Kong time, on September 23, 2020.

Those who hold ordinary shares indirectly through a brokerage firm, bank or other financial institution must return a voting instruction form to their brokerage firm, bank or other financial institution to have their shares voted on their behalf. Please contact your brokerage firm, bank or other financial institution for information on how to do so.

Holders of ADSs Entitled to Vote; ADS Record Date

Holders of record of ADSs as of the close of business, New York time, on August 26, 2020 (the “ADS Record Date”) are entitled to execute and submit voting instructions to The Bank of New York Mellon, as depositary. Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels his or her ADSs in exchange for ordinary shares on August 26, 2020, New York time, such holder of ADSs will not be able to instruct The Bank of New York Mellon, as depositary of the ADSs, as to how to vote the ordinary shares represented by the cancelled ADSs as described above, and will also not be a holder of those ordinary shares as of the record date applicable to holders of ordinary shares for the purpose of determining the eligibility to vote and attend the 2020 Annual General Meeting of Shareholders.

Holders of ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through The Bank of New York Mellon by submitting a voting instruction card to The Bank of New York Mellon. We have instructed The Bank of New York Mellon to disseminate to ADS holders a voting instruction card and a notice of meeting providing to ADS holders information with regard to the 2020 Annual General Meeting of Shareholders and a statement and instructions as to voting by ADS holders on or about September 2, 2020. If you wish to have The Bank of New York Mellon, through its nominee or nominees, vote the ordinary shares represented by your ADSs, you will need to execute and timely forward to The Bank of New York Mellon the voting instruction card sent to you by The Bank of New York Mellon in accordance with the instructions provided by The Bank of New York Mellon. The voting instruction card should be executed in such a manner as to show clearly how you wish to vote in regard to each matter to be considered at the 2020 Annual General Meeting of Shareholders.

Upon the timely receipt of a properly completed ADS voting instruction card by The Bank of New York Mellon, it, as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the 2020 Annual General Meeting of Shareholders the amount of ordinary shares represented by the ADSs evidenced by American depositary receipts related to those ADSs, in accordance with the instructions set forth in the voting instruction card. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the 2020 Annual General Meeting of Shareholders. Holders of ADSs may attend, but may not vote at, such meeting.

If (1) the ADS voting instruction card is signed but is missing voting instructions , (2) the enclosed ADS voting instruction card is improperly completed or (3) no ADS voting instruction card is received by The Bank of New York Mellon from a holder of ADSs prior to 5:00 p.m., New York Time, on September 17, 2020, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the 2020 Annual General Meeting of Shareholders to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Information for Attending the 2020 Annual General Meeting of Shareholders in Person

Record holders of ordinary shares registered on our Hong Kong register or Cayman register on the Ordinary Share Record Date may attend the 2020 Annual General Meeting of Shareholders with valid proof of identification.

Those who hold ordinary shares indirectly through a brokerage firm, bank or other financial institution who wish to attend the 2020 Annual General Meeting of Shareholders and/or vote in person should contact their brokerage firm, bank or other financial institution to arrange for such attendance and bring valid proof of identification to the 2020 Annual General Meeting of Shareholders.

Record holders of ADSs on the ADS Record Date may attend the 2020 Annual General Meeting of Shareholders with valid proof of identification and ADS ownership as of the close of business, New York time, on August 26, 2020. Those who hold ADSs indirectly through a brokerage firm, bank or other financial institution should contact their brokerage firm, bank or other financial institution for a letter or brokerage statement confirming their ADS ownership as of such date to bring along with valid proof of identification to the 2020 Annual General Meeting of Shareholders.

We encourage shareholders planning to attend the 2020 Annual General Meeting of Shareholders in person to preregister by sending an email to ir@service.netease.com.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the 2020 Annual General Meeting of Shareholders. All officers and agents of the Company reserve the right to refuse any person entry to the 2020 Annual General Meeting of Shareholders venue, or to instruct any person to leave the 2020 Annual General Meeting of Shareholders venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the 2020 Annual General Meeting of Shareholders.

We intend to hold the 2020 Annual General Meeting of Shareholders in person at the location specified above. However, we are actively monitoring the COVID-19 pandemic, and are sensitive to the public health and travel concerns our shareholders may have and the protocols that national and local governments may impose. In the event that it is not possible or advisable to hold the 2020 Annual General Meeting of Shareholders at the time or the location specified above, we will announce on our website (http://ir.netease.com), the website of the U.S. Securities and Exchange Commission (www.sec.gov) and the website of Hong Kong Exchanges and Clearing Limited (www.hkexnews.hk) alternative arrangements for the meeting as promptly as practicable. Please monitor our website, and the websites of the U.S. Securities and Exchange Commission and Hong Kong Exchanges and Clearing Limited for updated information. If you are planning to attend the 2020 Annual General Meeting of Shareholders, please check the websites one week prior to the meeting date. As always, we encourage you to vote your shares by proxy (for holders of ordinary shares) or voting instruction (for holders of ADSs) prior to the 2020 Annual General Meeting of Shareholders.

By Order of the Board of Directors,

William Lei Ding
Member of the Board of Directors
and Chief Executive Officer
August 28, 2020
Hangzhou, China

YOUR VOTE IS IMPORTANT